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[LETTERHEAD OF COVINGTON & BURLING LLP]

September 26, 2007

VIA EDGAR
AND HAND DELIVERY

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Paramount Acquisition Corp. Proxy Statement on Schedule 14A Originally Filed June 18, 2007 and amended on August 13, 2007 and September 12, 2007 File No. 000-51518

Dear Mr. Reynolds:

        On behalf of Paramount Acquisition Corp. ("Paramount" or the "Company"), we are responding to the comments contained in the letter dated September 24, 2007 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), relating to the Company's amended Preliminary Proxy Statement on Schedule 14A filed with the Commission on September 12, 2007 (the "Proxy Statement"). For your convenience we have repeated the Staff's comments below before each of our responses. Captions and page references in our responses correspond to those set forth in the amended Proxy Statement, which is being filed today. We are also delivering to Mr. Jay Williamson by hand delivery two marked copies of the amended Proxy Statement.

        As you are likely aware, Paramount's charter requires that it consummate its transaction with Chem Rx by October 27, 2007 (the "Transaction"). Due to the notice and funding requirements of Paramount's lenders, and to ensure adequate time for notice of the meeting and to solicit proxies from Paramount's stockholders, Paramount believes that it may be unable to consummate the Transaction by October 27, 2007 unless the Proxy Statement is cleared by the Staff by Friday, September 28, 2007. Accordingly, Paramount and the stockholders of Chem Rx would very much appreciate your prompt attention to this filing. We look forward to working with you to quickly resolve any of your remaining comments.

General

1.
We are reviewing your response to prior comment one and may have further comment.

        Paramount would be happy to address any further comments raised by the Staff.

Cover Page

2.
Please revise here, page 72 and where appropriate to identify the "Sellers" and disclose the amount of cash and the dollar value of shares that will be distributed to the individual owners.

        Paramount has revised the disclosure on page 2 and on page 13 to include a breakdown of the aggregate amount of cash and the dollar value of shares that will be distributed to each individual stockholder of Chem Rx (assuming that all milestones are achieved and no adjustments are made to the cash paid at closing). Paramount has revised the disclosure on page 73 to replace the defined term "the Sellers" with the names of each stockholder of Chem Rx.

The Transaction Proposal, page 49

3.
Please revise pages 50 and 51 to identify and briefly clarify the roles of the "several individuals," "certain members of the Intermediaries," and "subset of the intermediaries." Your revised disclosure should briefly address if and why the Intermediaries ceased to be a party to the negotiations.

        Paramount has revised the disclosure on pages 50 to 52 in response to the Staff's comment.

4.
Similarly, please revise to identify the principal terms of the "draft term sheet to the Intermediaries on March 27, 2007," the "non-circumvention agreement" between Paramount and the Intermediaries, the "proposed terms under which Paramount would acquire Chem Rx," and the "non-binding term sheet" executed by Paramount and Chem Rx on April 24, 2007. Please clarify how the principal terms changed during the negotiations that led to the proposed stock purchase agreement.

        Paramount has revised the disclosure on pages 50 to 52 in response to the Staff's comment.

Recommendation of the Board of Directors and Reasons for the Transaction, page 52

5.
We note your response to prior comment ten and your revised disclosure on page 53. Please revise to clarify how the relative comparisons, including the comparable company and precedent transaction analyses, relate, if at all, to Capitalink's analyses. Were your results similar to those generated by your investment bankers; if not, what were the key differences?

        The valuation methods employed by Paramount (a comparable company analysis, comparable transaction analysis and discounted cash flow analysis) were the same methods as those employed by Capitalink L.C. to arrive at an indication of enterprise value in rendering its fairness opinion. The results of Paramount's financial analyses concluded an enterprise valuation range for Chem Rx that overlapped with, but was higher than, the range of enterprise values indicated by Capitalink. The difference in enterprise value ranges was principally attributable to the fact that Paramount's analysis considered, and Capitalink did not take into account, the present value of the benefit of the election under Section 338(h)(10) of the Internal Revenue Code that would be realized by Chem Rx following the closing of the Transaction. Paramount has revised its disclosure on page 54 accordingly.

6.
We note your response to prior comment 25. Please revise page 56 to disclose that the minority stake purchase in October 2006 suggested an enterprise value of approximately $65.5 million, and clarify whether the board considered this amount in its evaluation of the proposed transaction. If so, please revise to identify any factors considered by the board in determining that the company's value had increased from approximately $65.5 million to over $190 million in less than 12 months.

        Paramount has revised the disclosure on page 58 to disclose that the minority stake purchase in October 2006 implied a valuation of Chem Rx of approximately $65.5 million. Paramount's board of directors did not consider the October 2006 transaction when evaluating the transaction with Chem Rx because Paramount determined that it was not indicative of Chem Rx's value. Paramount has revised its disclosure on page 58 to disclose the reasons that Paramount made that determination.

7.
We note your response to prior comment 12 and the revised table on page 69. Please advise us why you do not include the $5 million of financial advisory fees payable to Marcum & Kliegman and tell us how their services differ from those provided by CIBC. Is it possible that cash paid for the acquisition of Chem Rx may be used to pay Marcum & Kliegman?

        Marcum & Kliegman was retained as an advisor to the Silva family and the $5 million fee payable to Marcum & Kliegman is strictly an obligation of the Silva family, not of Paramount or Chem Rx. Because neither Paramount nor Chem Rx have any obligation to pay the $5 million fee, it does not constitute a "transaction expense". Similarly, because Marcum & Kliegman's contractual relationship is with the Silva family, and not with Paramount, it isn't possible for Paramount to characterize the services being performed. Finally, in response to the Staff's question, the timing and manner of the payment by the Silva family of Marcum & Kliegman's fee is a matter that will be determined by the Silva family.

8.
We note your response to prior comment 26. Please revise to disclose whether the compensation committee, going forward, will review agreements and amended agreements with named executive officers.

        In response to the Staff's comment, Paramount has revised the disclosure on page 153.

Form 8-K, filed September 10, 2007

9.
Slide 19 of Exhibit 99.2 of your Form 8-K indicates that you will pay $143 million of cash consideration. Your current Schedule 14A discloses the cash payment amount as $133 million. Please advise us why these amounts are different and clarify your disclosure, if necessary. Also, please provide support for the statements that you are the largest independently owned institutional pharmacy, third largest overall, and that you have 30% to 35% of the market share in the New York metropolitan area.

        The difference noted by the Staff relates to an assumed $10 million payout to the Sellers based on the 2007 "initial earnout". As noted in the Proxy Statement, $133 million (subject to adjustment) in cash is to be paid to the Sellers at the closing. Under the "initial earnout", if Chem Rx achieves $28 million of Adjusted EBITDA for 2007, then the Sellers would receive an additional payment of $12.5 million in cash and 500,000 additional shares of Paramount common stock. For purposes of calculating the implied enterprise value included in slide 19, Paramount assumed 2007 Adjusted EBITDA of $27.5 million and a resulting $10 million cash payment and the issuance of 400,000 additional shares of Paramount common stock under the initial earnout. These assumptions are noted in the fifth bullet point and in footnote 1 on Slide 19.

        In its Form 10-K for the fiscal year ended December 31, 2006, Omnicare, Inc., the largest institutional pharmacy operator, refers only to Kindred Healthcare, Inc. and Pharmerica, Inc. as its competitors. As the Staff may be aware, Kindred and Pharmerica recently combined their institutional pharmacy businesses. In the Form S-4/A filed July 13, 2007 with the Commission with respect to that business combination, the business description of the resulting institutional pharmacy business refers only to Omnicare, Inc. as its national competition. These SEC filings by the principal industry participants clearly indicate that there are only two large, national competitors: Omnicare and Pharmerica. Data on private, or "independent," institutional pharmacies is proprietary and guarded for competitive reasons. However, certain knowledgeable industry sources, including certain representatives of Chem Rx's group purchasing organization, have indicated to Chem Rx and Paramount that they are not aware of any institutional pharmacy in the U.S. (other than Omnicare and Pharmerica) that services a larger number of beds than Chem Rx. Based on this information, Chem Rx and Paramount believe that Chem Rx is the third largest (and largest "independent") institutional pharmacy.

        In estimating Chem Rx's market share in the New York City area, Chem Rx and Paramount have examined information available on the Medicare.gov website and certain other publicly available data. Based on that data, Chem Rx and Paramount believe that there are 72,863 nursing home "certified beds" in the "New York City Vicinity" as it is classified. Chem Rx services approximately 28,000 beds in the New York metropolitan area, which indicates a market share of approximately 38% of the skilled nursing facility population in the region. Further, in the adult home submarket, a 2002 New York study indicated that were approximately 27,000 beds in the New York City area. Chem Rx services approximately 10,000 adult beds, translating into a market share of about 37%. Accordingly, Chem Rx and Paramount believe that by extension to the entire New York City market, a 30% - 35% market share reflects a likely conservative estimate, and one that is justified by the publicly- available metrics.

*    *    *    *

        Should you have any questions regarding Paramount's Proxy Statement or the responses included in this letter, please do not hesitate to contact me at (212) 841-1061 or Stephen Infante at (212) 841-1039.

Very truly yours,

Andrew J. Muratore

Encl.

cc:
J. Jay Lobell
(Paramount Acquisition Corp.)

Stephen A. Infante, Esq.
Keir Gumbs, Esq.
(Covington & Burling LLP)

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